Prospectus Supplement dated January 7, 1999
to Prospectus dated November 13, 1998

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                                    XOMA Ltd.
                                  Common Shares
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The Company:                                                The Common Shares:

o    We are a biopharmaceutical company developing          o     As a result of our recent reorganization,
     products to treat infections, infectious                     the shares of Common Stock discussed in the
     complications of traumatic injury and surgery,  and          attached Prospectus are now Common Shares of
     immunologic and inflammatory disorders.                      our Bermuda company.  The Common Shares are
                                                                  described in the following pages of this
o    We can be reached at:                                        Prospectus Supplement.

     XOMA Ltd.                                              o     The Common Shares to which this Prospectus
     2910 Seventh Street                                          Supplement and the attached Prospectus relate
     Berkeley, California  94710                                  were or will be issued upon conversion or
     (510) 644-1170                                               exercise of:

o    We recently completed a corporate reorganization       o     Series C Preference Shares,
     whereby we changed our legal domicile from Delaware
     to Bermuda.                                            o     1997 Warrants, or

                                                            o     1998 Warrants
The Offering:
                                                                  (each as defined herein), which are also
o    This is an offering of our Common Shares, par                described in the following pages of this
     value US$.0005 per share.                                    Prospectus Supplement.

o    All of the Common Shares offered hereby are           o      Our Common Shares are listed on the Nasdaq
     being offered by certain of our shareholders.                National Market under the symbol "XOMA."  The
                                                                  last reported  sale price for the Common Shares
o    We will not receive any of the proceeds from the             on January 6, 1999 was US$4.00 per share.
     sale of Common Shares by our shareholders.
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     This investment involves a high degree of risk. Consider carefully the Risk
Factors beginning on page 5 of the attached Prospectus before you invest.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the attached Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                                      -2-


                        DESCRIPTION OF AUTHORIZED SHARES

     The following statements with respect to the share capital of XOMA Ltd. ("XOMA") are subject to the detailed provisions of XOMA's Memorandum of Continuance and Bye-Laws. These statements do not purport to be complete and, while XOMA believes the descriptions of the material provisions of the Memorandum of Continuance and the Bye-Laws are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the Memorandum of Continuance and the Bye-Laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

     The Memorandum of Continuance and the Bye-Laws provide that XOMA's authorized common share capital is limited to 70,000,000 Common Shares, par value U.S. $.0005 per share (the "Common Shares").

Voting

     The holders of Common Shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of Common Shares, voting together as a single class (together with the Series A Preference Shares (as defined below), if any), except as provided by law.

Dividends

     Holders of Common Shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by the Board of Directors of XOMA, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. XOMA has not paid cash dividends on the Common Shares, currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on the Common Shares is necessarily dependent upon its earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

Liquidation

     On a liquidation of XOMA, holders of Common Shares will be entitled to receive any assets remaining after the payment of XOMA's debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

     The Common Shares are not subject to redemption either by XOMA or the holder thereof.


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                                      -3-


Variation Of Rights

     Under XOMA's Bye-Laws, if at any time XOMA's share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class either in writing or with the sanction of a resolution passed at a separate general meeting.

PREFERENCE SHARES

General

     Under the Memorandum of Continuance and the Bye-Laws, XOMA has the authority to issue 1,000,000 preference shares, par value U.S. $.05 per share. Of these, 650,000 preference shares have been designated Series A Cumulative Preference Shares (the "Series A Preference Shares"), 7,500 preference shares have been designated Convertible Preference Shares, Series B (the "Series B Preference Shares") and 1,250 preference shares have been designated Convertible Preference Shares, Series C (the "Series C Preference Shares"). Under the Bye-Laws, subject to the special rights attaching to any class of shares of XOMA not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, the Board of Directors of XOMA may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors fixes without any shareholder approval.

Preference Shares Purchase Rights

     Pursuant to XOMA's Amended and Restated Shareholder Rights Agreement, XOMA issued one Preference Share Purchase Right (a "Right") for each outstanding Common Share. Each Right entitles the holder to purchase from XOMA a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preference Shares at a cash exercise price of $30.00 per Unit, subject to adjustment.

     The Rights are attached to all outstanding Common Shares, including the Common Shares offered hereby. The Rights will separate from the Common Shares and will be distributed to holders of Common Shares upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Shares then outstanding (the date of said announcement being referred to as the "Share Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the declaration by the Board of Directors of XOMA that any person is an "Adverse Person" (the earliest of such dates, the "Distribution Date").

     The Board of Directors of XOMA may generally declare a person to be an Adverse Person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding Common Shares and a determination that
(a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause XOMA to repurchase the Common Shares


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                                      -4-


owned by such Person or to cause XOMA to enter into other transactions not in the best long-term interests of XOMA or (b) such beneficial ownership is reasonably likely to cause a material adverse impact on the business or prospects of XOMA. The Rights are not exercisable until the Distribution Date and will expire on December 31, 2002, unless previously redeemed or exchanged by XOMA.

     In the event that a person becomes an Acquiring Person or the Board of Directors of XOMA determines that a person is an Adverse Person, each holder of a Right will thereafter have the right (a "Subscription Right") to receive upon exercise that number of Units of Series A Preference Shares having a market value of two times the exercise price of the Rights. If at any time following the Share Acquisition Date, (i) XOMA consolidates with, or merges or amalgamates with and into, any person, and XOMA is not the surviving corporation; (ii) any person consolidates or amalgamates with XOMA, or merges or amalgamates with and into XOMA and XOMA is the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the Common Shares are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of XOMA's assets are sold or otherwise transferred, provision shall be made so that each holder of a Right shall thereafter have the right (a "Merger Right") to receive, upon exercise, common shares of the acquiring company having a market value equal to two times the exercise price of the Rights. Rights that are beneficially owned by an Acquiring or Adverse Person may, under certain circumstances, become null and void.

     At any time after a person becomes an Acquiring Person or the Board of Directors of XOMA determines that a person is an Adverse Person, the Board of Directors of XOMA may exchange all or any part of the then outstanding and exercisable Rights for Common Shares or Units of Series A Preference Shares at an exchange ratio of one Common Share or one Unit of Series A Preference Shares per Right. Notwithstanding the foregoing, the Board of Directors of XOMA generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Shares then outstanding.

     The Rights may be redeemed in whole, but not in part, at a price of U.S. $.001 per Right by the Board of Directors of XOMA at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Share Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the Rights Agreement.

The Series A Preference Shares

     There are no Series A Preference Shares outstanding. Pursuant to the rights of the Series A Preference Shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior (such as the Series C Preference Shares), the holders of Series A Preference Shares are entitled to receive, when, as and if declared by the Board of Directors of XOMA out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (a "Dividend Payment Date"), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preference Shares, in an amount per share equal to the greater of (a) $1.00 or (b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in Common Shares, declared on the Common Shares since the immediately preceding Dividend Pay-


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                                      -5-


ment Date, or, with respect to the first Dividend Payment Date, since the first issuance of Series A Preference Shares.

     In addition to any other voting rights required by law, holders of Series A Preference Shares shall have the right to vote on all matters submitted to a vote of shareholders of XOMA with each share of Series A Preference Shares entitled to 100 votes. Except as otherwise provided by law, holders of Series A Preference Shares and holders of Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of XOMA.

     Unless otherwise provided in the rights attaching to a subsequently designated series of preference shares of XOMA, the Series A Preference Shares shall rank junior to any other series of preference shares as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the Common Shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A Preference Shares unless, prior thereto, the holders of Series A Preference Shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Common Shares or to the holders of shares ranking on parity with the Series A Preference Shares, except distributions made ratably on the Series A Preference Shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If XOMA shall enter into any consolidation, amalgamation, merger, combination or other transaction in which Common Shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A Preference Shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each Common Share is changed or exchanged.

     The Series A Preference Shares shall not be redeemable.

The Series B Preference Shares

     There are no Series B Preference Shares outstanding. The 7,500 Series B Preference Shares have been designated for issuance upon conversion of the convertible subordinated loans to XOMA made and to be made by Genentech in connection with the funding of XOMA's development costs for hull24. Such loans are and will be convertible into Series B Preference Shares upon the occurrence of certain events relating to certain regulatory approvals, payment defaults, prepayments and other circumstances. Pursuant to the rights of the Series B Preference Shares, the holders of Series B Preference Shares will not be entitled to receive any dividends on the Series B Preference Shares.

     The Series B Preference Shares will rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of Common Shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B Preference


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                                      -6-


Shares will be entitled to receive $10,000 per share of Series B Preference Shares before any distribution is made on the Common Shares. The holders of Series B Preference Shares will have no voting rights, except as required under Bermuda law.

     The holders of Series B Preference Shares will have the right to convert Series B Preference Shares into Common Shares at a conversion price equal to the current market price of the Common Shares (determined as provided below). The current market price will be determined (a) for Series B Preference Shares issued in connection with a conversion of one or more of the convertible subordinated loans upon certain regulatory approvals, payment defaults or in certain other circumstances, as of the first date on which such a conversion occurs, and (b) for Series B Preference Shares issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in certain other circumstances, as of the date of the issuance of such Series B Preference Shares.

     The Series B Preference Shares will be automatically converted into Common Shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

     XOMA will have the right, at any time and from time to time, to redeem any or all Series B Preference Shares for cash in an amount equal to the conversion price multiplied by the number of Common Shares into which each such share of Series B Preference Shares would then be convertible.

The Series C Preference Shares

     As of January 1, 1999, 644 Series C Preference Shares were outstanding. Pursuant to the rights of the Series C Preference Shares, the holders thereof are entitled to receive, when and as declared by the Board of Directors of XOMA out of funds legally available therefor, cumulative dividends at a rate per share (as a percentage of the stated value per share) equal to 5% per annum. Dividends are payable, at the option of XOMA, in cash or Common Shares (subject to certain restrictions thereon). In addition, XOMA may elect not to declare or make payment of any dividend, in which event the accrued and unpaid dividends shall be calculated and paid at the time of conversion, as described below.

     The Series C Preference Shares rank senior with respect to rights on liquidation, dissolution or winding-up of XOMA to the Common Shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series C Preference Shares will be entitled to receive U.S. $10,000 per share, plus accrued but unpaid dividends, before any distribution or payment is made on the Common Shares or any preference shares of XOMA ranking junior as to liquidation rights to the Series C Preference Shares. Except as may be required by law and except with respect to certain actions which may adversely affect the holders of Series C Preference Shares, the holders of Series C Preference Shares are not entitled to vote on any matter submitted to a vote of shareholders of XOMA.

     The holders of Series C Preference Shares have the right to convert Series C Preference Shares into Common Shares at a conversion price equal to 88% of the average per share mar-


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                                      -7-


ket price of the Common Shares for the five (5) trading days immediately preceding the date of conversion, provided that the current holders of the Series C Preference Shares have agreed that in no event shall any such holder be entitled to convert any Series C Preference Shares (or exercise any 1998 Warrants (as defined below)) to the extent the issuance of Common Shares upon a proposed conversion (or exercise) would result in such holder beneficially owning more than 4.999% of the outstanding Common Shares, absent certain defaults by XOMA; and provided, further, that in the event that on any conversion date the conversion of all the outstanding Series C Preference Shares upon surrender thereof, together with all Common Shares previously issued upon conversion of Series C Preference Shares and the Convertible Preferred Stock, Series G and Convertible Preferred Stock, Series H of XOMA's Delaware predecessor and in respect of payment of dividends thereon, would require the issuance of a number of Common Shares in excess of 20% of the number of such shares outstanding on June 26, 1998, XOMA shall, at its option, either redeem all of such holder's shares of the Series C Preference Shares not convertible by reason of the limitation described in this proviso at a redemption price per share based on the five day trailing average market price at the time of conversion or at the time of redemption, whichever is greater, or, after obtaining shareholder approval, convert such Series C Preference Shares into Common Shares; provided, that, if XOMA elects to seek shareholder approval, the holders of a majority of the outstanding Series C Preference Shares may request, in lieu of such approval, that XOMA redeem the Series C Preference Shares as set forth above. In addition, subject to the limitation described in the second proviso of the preceding sentence, XOMA has the right, so long as it is in compliance with its obligations to the holders of the Series C Preference Shares and the related registration statement is then effective, exercisable at any time on or after June 26, 2001, to require the holders thereof to convert all or a portion of their Series C Preference Shares into Common Shares at the then applicable conversion price.

     The holders of the Series C Preference Shares will be entitled to redeem their Series C Preference Shares at the redemption price described in the preceding paragraph if the Common Shares are no longer listed for trading on Nasdaq or any other principal market or exchange for such shares (other than as a result of the suspension of trading in securities generally or temporarily pending release of material information) for five trading days in the aggregate.

WARRANTS

     XOMA's Delaware predecessor issued common stock purchase warrants (the "1996 Warrants") in September 1996. Each of the 54,870 unexpired 1996 Warrants outstanding entitles the holder thereof to purchase one Common Share, subject to anti-dilution adjustments. A holder may exercise the 1996 Warrants at an exercise price of $7.29 per share on or before September 24, 1999.

     XOMA's Delaware predecessor issued 485,879 common stock purchase warrants (the "1997 Warrants") in August 1997. Each 1997 Warrant outstanding entitles the holder thereof to purchase one Common Share, subject to anti-dilution adjustments. A holder may exercise the 1997 Warrants at an exercise price of $10.00 per share on or before August 14, 2000.

     XOMA's Delaware predecessor issued 618,681 common stock purchase warrants (the "1998 Warrants") on June 26, 1998. Each 1998 Warrant outstanding entitles the holder thereof


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                                      -8-


to purchase one Common Share, subject to anti-dilution adjustments. A holder may exercise the 1998 Warrants at an exercise price of $7.00 per share on or before June 26, 2001.

     XOMA's Delaware predecessor issued 250,000 common stock purchase warrants (the "Incyte Warrants") in July 1998. Each Incyte Warrant outstanding entitles the holder thereof to purchase one Common Share, subject to anti-dilution adjustments. A holder may exercise the Incyte Warrants at an exercise price of $6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up.

     None of the warrants described above have been registered under the Securities Act of 1933, as amended (the "Securities Act") and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.